UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MECHEL OAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING ONE COMMON SHARE

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Alexander Tolkach

Krasnoarmeiskaya str., 1

125993 Moscow

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Varun Gupta, Esq.

Allen & Overy Legal Services

Dmitrovsky pereulok 9

107031 Moscow

Russian Federation

+7 495 725 7900

July 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5; 583840103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 205,384

	8.	Shared Voting Power 290,631,088

	9.	Sole Dispositive Power 205,384

	10.	Shared Dispositive Power 257,642,621

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,836,472

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 69.87%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5; 583840103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Calridge Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 159,115,475

	8.	Shared Voting Power 131,515,613

	9.	Sole Dispositive Power 136,807,028

	10.	Shared Dispositive Power 77,514,622

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,631,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 69.82%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Dalewave Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,500,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.61%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bellasis Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,192,604

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 38,317,532

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,192,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.42%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Arrowswift Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,823,009

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 625,919

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,823,009

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.57%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MetHol OOO

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 64,192,604

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 38,317,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,192,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.42%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel OAO, an open joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing one Common Share. The principal executive offices of the Issuer are located at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.

Item 2.	Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Igor V. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); Calridge Limited, a limited company organized under the laws of the Republic of Cyprus (“Caldridge”); Dalewave Limited, a limited company organized under the laws of the Republic of Cyprus (“Dalewave”); Bellasis Holdings Limited, a limited company organized under the laws of the Republic of Cyprus (“Bellasis”); Arrowswift Limited, a limited company organized under the laws of the Republic of Cyprus (“Arrowswift”); and MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”) (collectively, the “Reporting Persons”).

Mr. Zyuzin co-founded the Issuer in 2003 and has been the Issuer’s chief executive officer since December 2006.  Mr. Zyuzin is also a member of the board of directors of the Issuer.  Mr. Zyuzin’s principal business address is at the Issuer’s principal executive office at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.

Caldridge is a limited company organized under the laws of Cyprus whose principal business is to make private investments and act a holding company for Mr. Zyuzin. Mr. Zyuzin owns all the outstanding equity interests in Caldrige.  The principal business office address of Caldridge is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus.  The names of the executive officers and directors of Caldrige, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Soterakis Koupepides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	United Kingdom

Principal Manager and Head of Fiduciary Services of Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus

Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Dalewave is a limited company organized under the laws of Cyprus whose principal business is to make private investments.  Caldrige owns all the outstanding equity interests in Dalewave. The principal business office address of Dalewave is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus.  The names of the executive officers and directors of Dalewave, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Soterakis Koupepides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	United Kingdom	Principal Manager and Head of Fiduciary Services of Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street,

2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus

Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Bellasis is a limited company organized under the laws of Cyprus whose principal business is to make private investments.  Caldrige and MetHol own 10% and 90%, respectively, of the outstanding equity interests in Bellasis.  The principal business office address of Bellasis is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus.  The names of the executive officers and directors of Bellasis, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Charalambos Michaelides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus

Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus

Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Arrowswift is a limited company organized under the laws of Cyprus whose principal business is to make private investments.  Caldrige owns all the outstanding equity interests in Arrowswift.  The principal business office address of Arrowswift is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus.  The names of the executive officers and directors of Arrowswift, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Soterakis Koupepides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	United Kingdom

Principal Manager and Head of Fiduciary Services of Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Charalambos Michaelides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

MetHol is a limited company organized under the laws of the Russian Federation whose principal business is to make private investments.  Mr. Zyuzin owns all the outstanding equity interests in MetHol.  The principal business office address of MetHol is 1st Schipkovsky per., d. 3, Moscow 113 093, Russian Federation.  The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Tatyana Ifutina General Director	1st Schipkovsky per., d. 3 Moscow 113 093 Russian Federation	Russian Federation	Head of Human Resources Department, Mechel Management Company OOO, Krasnoarmeyskaya str., 1, Moscow, Russian Federation, 125993

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Calridge expects to fund the purchases of additional Common Shares (including in the form of ADSs) described in Item 4 below from dividends paid by the Issuer on the Common Shares already owned by the Reporting Persons as well as bank borrowings under credit facilities to be entered into before the commencement of purchases pursuant to the 10b5-1 Purchase Instruction (as defined below).

Item 4.	Purpose of Transaction

Mr. Zyuzin directly and indirectly owns approximately 69.87% of the Common Shares.  Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented.  Accordingly, Mr. Zyuzin already has the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors.

On July 21, 2008, Calridge entered into a Rule 10b5-1 Purchase Instruction (the “10b5-1 Purchase Instruction”) with Credit Suisse Securities (USA) LLC (“Credit Suisse”) in accordance with Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the “Act”).  The 10b5-1 Purchase Instruction provides for periodic open market purchases by Credit Suisse on behalf of Calridge of up to an aggregate of 12,500,000 Common Shares, or approximately 3% of the Common Shares, in the form of ADSs. In addition, Calridge intends to repurchase or redeem its Notes (as defined below) in an amount representing (through exchange) up to an aggregate of 2,080,000 Common Shares, or approximately 0.5% of the Common Shares, provided that the aggregate amount of Common Shares to be purchased by or on behalf of Calridge shall not exceed a total of 12,500,000 Common Shares, or approximately 3% of the Common Shares. Purchases under the 10b5-1 Purchase Instruction may be terminated by Calridge at any time.  This paragraph is qualified in its entirety by reference to the Rule 10b5-1 Purchase Instruction, which is attached hereto as Exhibit 2 and is incorporated by reference herein in its entirety.

The purpose of the proposed purchases described above is for investment.

Other than the proposed purchases described above, no Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

As the chief executive officer and controlling shareholder of the Issuer, at any given time, Mr. Zyuzin may be involved in discussions, plans or proposals which relate to or, if effected, may result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  In particular, there can be no assurances that any or all of the proposed purchases described above will be effected and the Reporting Persons expressly reserve the right to change their plans with regard to the proposed purchases.

Item 5.	Interest in Securities of the Issuer

(a) – (b).  All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of July 21 2008.

As of July 21, 2008, Mr. Zyuzin was the record owner of 205,384 Common Shares, which represents 0.05% of the Common Shares, Calridge was the record owner of 116,420,423 Common Shares, which represents 27.97% of the Common Shares, Dalewave was the record owner of 27,500,000 Common Shares, which represents 6.61% of the Common Shares, Bellasis was the record owner of 64,192,604 Common Shares, which represents 15.42% of the Common Shares and Arrowswift was the record owner of 39,823,009 Common Shares, which represents 9.57% of the Common Shares.

Riezer previously reported beneficial ownership of 25,063,820 Common Shares on a Schedule 13G filed with the SEC on February 12, 2008. Riezer has since transferred all its Common Shares to Calridge and does not beneficial own any Common Shares as of the date of this Schedule 13D.

In addition to the Common Shares directly held by Calridge as described above, Calridge also beneficially owns 42,695,052 Common Shares, or 10.26% of the Common Shares, in the form of GDSs and ADSs, as explained below.

Mr. Zyuzin owns all of the outstanding equity interests in Calridge and MetHol, and in such capacity beneficially owns all Common Shares beneficially owned by Calridge and MetHol.

Calridge owns all of the outstanding equity interest in Dalewave and Arrowswift, and in such capacity beneficially owns all Common Shares held of record by Dalewave and Arrowswift. Calridge owns 10% of the outstanding equity interest in Bellasis, and in such capacity may be deemed to share beneficial ownership of the Shares held of record by Bellasis.

MetHol owns 90% of the outstanding equity interest in Bellasis, and in such capacity may be deemed to share beneficial ownership of the Common Shares held of record by Bellasis.

Mr. Zyuzin directly or indirectly owns all of the equity interests in MetHol, Calridge, Dalewave, Bellasis and Arrowswift and consequently, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to their holdings of Common Shares.

In connection with certain financings, Bellasis has pledged 25,875,072 Common Shares to the lender, Arrowsmith has pledged 625,919 Common Shares to the lender and Dalewave has pledged 27,500,000 Common Shares to the lender.  Bellasis, Arrowsmith and Daleware have the right to vote the relevant Common Shares and the relevant Common Shares are included in the beneficial ownership positions disclosed in this Schedule 13D.

Calridge’s beneficial ownership of 42,695,052 Common Shares in the form of GDSs and ADSs as follows:  (i) 9,375,000 Common Shares in the form of GDSs that have been transferred to the lender in connection with a financing, (ii) 20,386,605 Common Shares in the form of GDSs held by Calridge, and (iii) 12,933,447 Common Shares in the form of GDSs that have been transferred to UBS AG, London Branch (the “UBS”) pursuant to certain security arrangements related to the Notes. Calridge has the right to vote these GDSs.

In March 2006, Calridge and UBS AG, Jersey Branch issued Mandatory Exchangeable Notes due 2009 (the “Notes”) in the principal amount of $150,000,000.  The Notes can be exchanged into 20,454,546 Common Shares in the form of GDSs, subject to certain adjustments.  The terms of the Notes give both Calridge/UBS and the note holders, respectively, the right to exchange the Notes into GDSs.  At maturity, the Notes are mandatorily exchanged into GDSs.  Calridge/UBS have a cash alternative election in each case.  At the time of the issuance of the Notes, Calridge pledged 20,454,545 Common Shares in the form of GDSs to UBS and transferred these GDSs to UBS pursuant to certain security arrangements.  As of July 21, 2008, of these GDSs, Calridge does not have voting or dispositive power with respect to 7,521,098 Common Shares in the form of GDSs and therefore these Common Shares are not included in the beneficial ownership positions disclosed in this Schedule 13D.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares

Mr. Zyuzin	290,836,472	69.87%

Caldridge	290,631,088	69.82%

Dalewave	27,500,000	6.61%

Belassis	64,192,604	15.42%

Arrowswift	39,823,009	9.57%

MetHol	64,192,604	15.42%

(c) Not applicable. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) the 10b5-1 Purchase Instruction as disclosed in Item 4 above, and (ii) the arrangements and relationships described in Item 5 above.

The information set forth in this Item 6 is qualified in its entirety by reference to the Rule 10b5-1 Purchase Instruction, which is attached hereto as Exhibit 2 and is incorporated by reference herein in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

2	Rule 10b5-1 Purchase Instruction

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2008

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

CALRIDGE LIMITED

By:	/s/ Stella Raouna

Name:	Stella Raouna
Title:	Director

DALEWAVE LIMITED

By:	/s/ Soterakis Koupepides

Name:	Soterakis Koupepides
Title:	Director

BELLASIS HOLDINGS LIMITED

By:	/s/ Stella Raouna

Name:	Stella Raouna
Title:	Director

ARROWSWIFT LIMITED

By:	/s/ Soterakis Koupepides

Name:	Soterakis Koupepides
Title:	Director

METHOL OOO

By:	/s/ Tatyana Ifutina

Name:	Tatyana Ifutina
Title:	General Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

2	Rule 10b5-1 Purchase Instruction